SECURITIES AND EXCHANGE COMMISSION

Washington D.C., 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

COMMISSION FILE NO. 0-2525

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

Huntington Bancshares Incorporated Deferred Compensation Plan and Trust
for Huntington Bancshares Incorporated Directors

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Huntington Bancshares Incorporated
Deferred Compensation Plan and Trust for
Huntington Bancshares Incorporated Directors

We have audited the accompanying statement of net assets available for benefits of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2004 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Columbus, Ohio
March 25, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors
Huntington Bancshares Incorporated

We have audited the accompanying statement of net assets available for benefits of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the Plan) as of December 31, 2003, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Columbus, Ohio
March 26, 2004

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003

ASSETS

Investments, at market value:
Huntington Bancshares Incorporated Common Stock: 167,862 shares in 2004 and 172,444 shares in 2003; Cost: $3,037,477 in 2004 and $2,967,975 in 2003	$4,152,906	$3,879,990

Accrued dividends and interest receivable	33,949	30,671

Contributions receivable	—	8,350

Cash and cash equivalents	289,725	343

TOTAL ASSETS	$4,476,580	$3,919,354

NET ASSETS AVAILABLE FOR BENEFITS	$4,476,580	$3,919,354

See notes to plan financial statements.

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2004	2003	2002

Investment income:
Net appreciation in fair value of investments	$390,870	$642,290	$225,681
Dividends	128,915	114,187	119,250
Interest	1,166	201	106

Net investment income	520,951	756,678	345,037

Director contributions	414,425	416,225	201,233

Contributions receivable	—	8,350	—

Distributions	(378,150)	(296,901)	(819,843)

Net increase (decrease) in net assets	557,226	884,352	(273,573)

Net assets available for benefits - beginning of period	3,919,354	3,035,002	3,308,575

Net assets available for benefits - end of period	$4,476,580	$3,919,354	$3,035,002

See notes to plan financial statements.

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

NOTES TO PLAN FINANCIAL STATEMENTS

Note 1 — Description of the Plan

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the “Plan”) was adopted by the Board of Directors of Huntington Bancshares Incorporated (“Huntington”) on April 25, 1991, to be effective on that date. The Plan was subsequently amended on May 17, 2000. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned bank subsidiary, The Huntington National Bank (the “Trustee”). The Plan was adopted to provide any Director of Huntington with the option to defer receipt of all or a portion of the cash compensation payable to him or her for services as a Director. Huntington transfers the amount of the cash compensation deferred by a Director pursuant to the Plan to a trust fund administered by the Trustee. These funds are fully vested upon contribution.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property that the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director, which reflects such Director’s share of assets held in his or her account in the Plan. The assets in the Plan are subject to the claims of creditors of the corporation.

Section 8.1 of the Plan requires that the Plan be administered by an Administrative Committee (the “Committee”) whose members shall be appointed by the Board of Directors of Huntington (the Board). The members of the Committee are appointed annually by the Board and serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. Members of the Committee do not receive compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director’s account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments

As of December 31, 2004 and 2003, Plan assets were primarily invested in shares of common stock of Huntington (“Common Stock”). These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The weighted average cost of specific investments sold is used to compute realized gains and losses.

Distributions

Distributions in the form of Common Stock are reported at market value on the date of distribution.

Income and Expenses

Cash dividends are accrued as of the record date. Costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $2,700 for 2004, and $2,000 for 2003 and 2002.

Note 3 – Cash and Cash Equivalents

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Mutual Funds.

Note 4 – Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when Common Stock is purchased for a Director’s account, or when dividends are paid to a Director’s account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director.

Huntington, rather than the Plan, is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

Date: March 25, 2005	By:	/s/ Donald R. Kimble
Donald R. Kimble
Executive Vice President, Controller Huntington Bancshares Incorporated

Exhibits to the Annual Report (Form 11-K) of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors for the year ended December 31, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 2 to Registration Statement No. 33-41774 on Form S-8 of our report dated March 25, 2005, appearing in the Annual Report on Form 11-K of Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Columbus, Ohio
March 28, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 2 to the Registration Statement (Form S-8 No. 33-41774) pertaining to the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors and in the related Prospectus of our report dated March 26, 2004, with respect to the financial statements of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors included in this Annual Report (Form 11-K) for the year ended December 31, 2004

/s/ Ernst & Young LLP

Columbus, Ohio
March 25, 2005